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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

OBSIDIAN ENTERPRISES, INC.
(Name of the Issuer)

        Mr. Timothy S. Durham; Obsidian Capital Partners, LP;
Mr. Terry G. Whitesell; Mr. Jeffrey W. Osler;
Diamond Investments, LLC;
Durham Whitesell & Associates, LLC; Fair Holdings, Inc.;
Black Rock Acquisition Corporation
(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value
(Title of Class of Securities)

674483201
(CUSIP Number of Class of Securities)

Timothy S. Durham
111 Monument Circle, Suite 4800
Indianapolis, Indiana 46204
                (317) 237-4122
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Stephen J. Hackman, Ice Miller
One American Square, Box 82001
Indianapolis, Indiana 46282-0002
(317) 236-2289

        This statement is filed in connection with (check the appropriate box):

  (a)
  ☐    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  (b)
  ☐    The filing of a registration statement under the Securities Act of 1933.

  (c)
  ☐    A tender offer.

  (d)
  ☒    None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction valuation*	$1,306,187.00	Amount of Filing Fee**	$870.79
*
The transaction valuation was determined by multiplying the total number of shares which may be purchased by Black Rock Acquisition Corporation (other than shares owned by Filing Persons) multiplied by $1.85, the price being paid in this transaction.

**
Determined pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by one fiftieth of one percent.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:
Form or Registration No.:
Filing Party:
Date Filed:

                 , 2005

To the stockholders of Obsidian Enterprises, Inc.,

        This letter and the enclosed transaction statement are being sent to you by a group of stockholders of Obsidian Enterprises, Inc., some of whom are also officers and directors of Obsidian, who are named in the attached transaction statement. We beneficially own approximately 77.29% of the outstanding shares of the common stock, $0.0001 par value of Obsidian Enterprises, Inc. The remaining 22.71% of the outstanding shares of Obsidian common stock is owned by members of the public, including you. Shares of Obsidian common stock currently trade on the Over-the-Counter Bulletin Board under the symbol "OBDE.OB." In recent years it has become increasingly expensive and complex to manage a company that has public stockholders. In light of these concerns, and considering the very limited public ownership and trading of Obsidian's shares, we have decided to attempt to take Obsidian private.

        In order to achieve this goal, we have formed Black Rock Acquisition Corporation, an Indiana corporation formed solely for the purpose of consummating the transactions described in the enclosed transaction statement. We have agreed to contribute to Black Rock Acquisition all of the shares of Obsidian common stock that we hold on the day prior to the merger described below in exchange for a like number of shares of the common stock of Black Rock Acquisition. Black Rock Acquisition will thereby become the 77.29% parent of Obsidian. Black Rock Acquisition will also seek to purchase at least an additional 12.71% of the outstanding shares of Obsidian common stock in privately negotiated transactions to bring its total holdings of Obsidian common stock to at least 90% of all outstanding shares. Stockholders who are approached with a proposal to sell their shares of Obsidian common stock to Black Rock Acquisition and who agree to so sell their shares, may choose a payment of $1.85 per share or may choose to receive a like number of shares of the common stock of Black Rock Acquisition in exchange for their shares of Obsidian common stock. Once Black Rock Acquisition has acquired at least 90% of the outstanding shares of Obsidian common stock, we intend to effect a "short-form" merger, whereby Black Rock Acquisition, the then 90% parent, will be merged with and into its subsidiary, Obsidian. We will be entitled to consummate this merger without any approval or other action by Obsidian's public stockholders or its Board of Directors. As a result of the merger, the stockholders of Black Rock Acquisition (which will include the Filing Persons and any other stockholder who elects to sell his or her shares of Obsidian common stock to Black Rock Acquisition in a privately negotiated transaction in exchange for shares of Black Rock Acquisition rather than cash) will own 100% of the outstanding shares of Obsidian common stock. Shares of Obsidian common stock which are held by you and by Obsidian's other public stockholders will be cancelled at the effective time of the merger and will represent only the right to receive a cash payment of $1.85 per share.

        Included with this letter is our transaction statement on Schedule 13E-3, which we have filed with the Securities and Exchange Commission. The transaction statement gives detailed information about this transaction, including how it affects you, our reasons for doing it, our views as to the fairness of the $1.85 per share price and the transaction, and your rights if you believe the price is unfairly low. Please read this document carefully.

        If you believe that the $1.85 per share price is unfairly low, you will have the right to have a court in Delaware determine the value of your shares of Obsidian common stock—this is called an appraisal right—and be paid the appraised value determined by the court, which could be more or less than $1.85 per share. The procedures to exercise this right are described in the enclosed document and need to be followed carefully, so we recommend that you consult a lawyer if you consider taking this step.

        After the merger is completed, we will mail you instructions on how to surrender your shares of Obsidian common stock for payment or, if you so choose, to exercise your appraisal rights. You should not deliver your Obsidian stock certificate(s) to us or otherwise respond to this notice until after you have received those instructions.

        If you have questions about this process, you should contact Mr. Timothy S. Durham at (317) 237-4122.

  Timothy S. Durham,
  On behalf of the Filing Persons named in the enclosed Transaction Statement

RULE 13E-3 TRANSACTION STATEMENT

TABLE OF CONTENTS

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED UPON THE MERITS OF THIS TRANSACTION, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

i

SUMMARY TERM SHEET

        This summary term sheet and the remainder of this transaction statement on Schedule 13E-3 provide information describing the plans and intentions of Timothy S. Durham; Obsidian Capital Partners, LP, a Delaware limited partnership; Terry G. Whitesell; Jeffrey W. Osler; Diamond Investments, LLC, an Indiana limited liability company; Durham Whitesell & Associates, LLC, an Indiana limited liability company; Fair Holdings, Inc., an Ohio corporation; and Black Rock Acquisition Corporation, an Indiana corporation, to acquire at least 90% of the outstanding shares of the common stock, $0.0001 par value, of Obsidian Enterprises, Inc. and to cause Obsidian to become a private company through a reverse merger with Black Rock Acquisition. These persons are sometimes referred to in this Transaction Statement as the "Filing Persons" or "us" or "we." Obsidian Enterprises, Inc. is sometimes referred to in this transaction statement as "the Company" or "Obsidian." This summary term sheet is not intended to be complete, and is qualified in its entirety by reference to the additional information presented elsewhere in this Transaction Statement, which we encourage you to read carefully.

Overview and Purpose of Transaction

  •
  Obsidian Enterprises, Inc. is a Delaware corporation headquartered in Indianapolis, Indiana. The Company is a holding company which has historically invested in and acquired small and mid-sized companies in industries such as manufacturing and transportation. The Company aims to maximize the profits of its current subsidiaries and to acquire additional manufacturing companies of similar size. The Company currently conducts business through six subsidiaries. The principal executive offices of Obsidian are located at 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204, and its telephone number is (317) 237-4122. As of June 30, 2005, there were 3,109,333 shares of Obsidian's common stock outstanding. Shares of Obsidian common stock are traded in the over-the-counter market and prices are posted on the "OTC Bulletin Board" under the symbol "OBDE.OB." For additional information regarding Obsidian, please see "Information About the Company" on page 21.

  •
  The Filing Persons are certain significant stockholders, directors, and officers of Obsidian, including Timothy S. Durham, the Chairman of the Board and Chief Executive Officer. Currently, the Filing Persons have beneficial ownership of approximately 77.29% of the outstanding shares of Obsidian common stock. For additional information regarding the Filing Persons, please see "Information About Us" on page 23.

  •
  Based on Obsidian's size, financial resources and human capital, we do not believe the costs associated with remaining a public company are justified. Additionally, we believe that Obsidian could significantly reduce its general and administrative costs if it is no longer a listed or reporting company, as the substantial administrative costs for regulatory compliance would no longer be required. For additional information, please see "Special Factors—Purposes" on page 6 and "Special Factors—Reason for Taking Obsidian Private" on page 7.

  •
  We have formed Black Rock Acquisition and have orally agreed to contribute all of our shares of Obsidian common stock to Black Rock Acquisition in exchange for a like number of shares of Black Rock Acquisition common stock. Through Mr. Durham, we also intend to solicit other stockholders of Obsidian, including certain officers and directors of Obsidian, to determine if they will sell any or all of their shares in privately negotiated transactions to Black Rock Acquisition. The consideration to be paid in such transactions may be either cash equal to $1.85 per share or a like number of shares of the common stock of Black Rock Acquisition.

  •
  At such time as Black Rock Acquisition holds at least 90% of the outstanding shares of the common stock of Obsidian, the Board of Directors of Black Rock Acquisition will approve a merger whereby Black Rock Acquisition will be merged with and into Obsidian. As a result of the merger, the stockholders of Black Rock Acquisition (which will include the Filing Persons and any other stockholder who elects to sell his or her shares of Obsidian common stock to Black Rock Acquisition in a privately negotiated transaction in exchange for shares of Black Rock Acquisition rather than cash) will own 100% of the outstanding shares of Obsidian common stock and there will be fewer than 300 holders of Obsidian common stock. Shares of Obsidian common stock which are held by you and by Obsidian's other public stockholders will be cancelled at the effective time of the merger and will represent only the right to receive a cash payment of $1.85 per share. The purpose of the merger will be for Black Rock Acquisition to acquire all of the shares of Obsidian common stock which it does not already own, thus making Obsidian a private company and enabling it to save the costs associated with being a public company. For additional information please see "Special Factors—Purposes" on page 6.

  •
  Black Rock Acquisition will not be able to consummate a merger with Obsidian until such time as it owns at least 90% of the outstanding shares of Obsidian common stock. Upon achieving 90% ownership, Black Rock Acquisition will be entitled under Delaware and Indiana law to effect the merger by action of its Board of Directors, without any action on the part of the Board of Directors or public stockholders of Obsidian. For additional information, please see "Description of Transaction" on page 5.

  •
  The merger will also provide a source of liquidity to Obsidian's public stockholders and enable them to receive cash for their shares without having to pay brokerage commissions. If you are a public stockholder of Obsidian (unless you object to the merger and properly exercise your statutory appraisal rights), you will be paid cash in an amount equal to $1.85 for each share of Obsidian common stock which you hold at the time of the merger. Instructions for surrendering your stock certificates for payment will be set forth in a Notice of Merger and Letter of Transmittal, which will be mailed to each of Obsidian's stockholders promptly after the effective date of the merger. For additional information, please see "Description of the Transaction" on page 5, and "Appraisal Rights of Dissenting Stockholders" on page 19.

  •
  The total amount of funds necessary to make the cash payments that Obsidian's public stockholders will be entitled to receive as a result of the merger and related expenses is estimated to be approximately $1,306,187. All of such funds will be provided by a loan made by Diamond Investments, LLC, an entity controlled by Timothy S. Durham, to Black Rock Acquisition and through Diamond Investment's subscription to purchase shares of Black Rock Acquisition for $1.85 per share. For additional information, please see "Fees and Expenses; Financing of the Transactions" on page 27.

Timing of the Transaction

  •
  The Filing Persons intend to effect the merger of Obsidian and Black Rock Acquisition as soon as Black Rock Acquisition has acquired at least 90% of the outstanding shares of common stock of Obsidian. It is not possible to predict at this time how long it will take for Black Rock Acquisition to acquire such percentage ownership since these acquisitions will occur through privately negotiated transactions, but we intend to consummate the merger as soon as possible.

Fairness of the Transaction and Fairness Opinion

        The Filing Persons reasonably believe that the going private transaction, including both the purchases of Obsidian common stock by Black Rock Acquisition and the merger, is substantively and procedurally fair to unaffiliated stockholders of Obsidian. As discussed in further detail in "Special Factors—Fairness of the Transaction" on page 8, the Filing Persons considered the following factors in reaching this conclusion:

  •
  The Filing Persons will not use any coercive measures in seeking to purchase shares in privately negotiated transactions. All privately negotiated sales of Obsidian common stock to Black Rock Acquisition will be at the discretion of the selling stockholder. Any such selling stockholder will have no obligation to proceed with a sale unless he or she believes that the price and terms of the transaction are fair.

  •
  All privately negotiated purchases of shares of Obsidian common stock made by Black Rock Acquisition will either be in exchange for shares of the common stock of Black Rock Acquisition or for a cash payment of $1.85 per share, the same price as will be paid to the remaining public stockholders of Obsidian in the merger.

  •
  When the merger occurs, Black Rock Acquisition will be the holder of at least 90% of the outstanding shares of Obsidian common stock and will be entitled pursuant to Indiana and Delaware corporate law to merge with the Company without the approval of the Company's Board of Directors or unaffiliated stockholders. Although the unaffiliated stockholders will not be asked to vote on the transactions, Delaware law provides such stockholders who object to the merger with the statutory right to have the fair value of their shares determined by a court. For additional information regarding these appraisal rights, see "Appraisal Rights of Dissenting Stockholders" on page 19.

  •
  The price of $1.85 per share to be paid in the privately negotiated purchases and in the merger represents a premium to the recent and historical range of trading prices of Obsidian's common stock in the over-the-counter market, including an 39% premium over the average trading price for the 30 days ending June 13, 2005.

  •
  The trading market for shares of the common stock of Obsidian is highly illiquid, with an average weekly trading volume of approximately 600 shares during the twelve months ended April 30, 2005. The merger, therefore, represents an opportunity for the public stockholders to realize cash for their shares, at a premium price, which would otherwise be extremely difficult or impossible given such illiquidity. The price of $1.85 per share also represents a premium of approximately 1.7% over the price of $1.82 per share determined to be the fair value of Obsidian common stock by Goelzer Investment Banking, in their fairness opinion dated June 30, 2005 (described below). In addition, $1.85 per share represents a premium over the book value per share of Obsidian, which was $(4.66) as of April 30, 2005.

  •
  Black Rock Acquisition has also received a fairness opinion from Goelzer Investment Banking, its financial adviser, that the proposed cash consideration of $1.85 per share to be received by the unaffiliated stockholders of Obsidian in the merger is fair from a financial point of view. Goelzer considered a number of factors in its analysis and used several methodologies in reaching its conclusion. A more thorough discussion of these factors and methods is included under "Special Factors—Reports, Opinions and Appraisals," below. The fairness opinion is attached as Annex A to this disclosure document and we encourage you to read the opinion carefully in its entirety. For additional information, see "Special Factors—Reports, Opinions and Appraisals" on page 10. The full text of the fairness opinion is available for inspection and copying at the principal executive offices of Obsidian at 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204, during regular business hours by any holder of shares of Obsidian common stock or any representative of any such holder who has been so designated in writing.

        For additional information, please see "Special Factors—Fairness of the Transaction" on page 8.

Effects of the Merger

  •
  The merger will result in Obsidian having fewer than 300 stockholders, and will allow Obsidian to deregister its shares with the Securities and Exchange Commission and terminate its reporting obligations under the Securities Exchange Act of 1934, as amended.

  •
  Each public stockholder of Obsidian at the time of the merger will no longer hold shares of the common stock of Obsidian and will be entitled only to a cash payment of $1.85 per share.

  •
  Each stockholder of Black Rock Acquisition at the time of the merger (which will include the Filing Persons and any other stockholder who elects to sell his shares of Obsidian common stock to Black Rock Acquisition in a privately negotiated transaction with Black Rock Acquisition in exchange for shares of Black Rock Acquisition rather than for cash) will be entitled to receive newly issued shares of Obsidian common stock.

  •
  Only stockholders of Black Rock Acquisition will have the opportunity to participate in the future earnings and growth, if any, of Obsidian. Similarly, only stockholders of Black Rock Acquisition will face the risk of any losses from Obsidian's operations or any decline in the value of Obsidian after the merger.

  •
  We expect that shares of Obsidian common stock will cease to be quoted on the OTC Bulletin Board.

        For additional information, please see "Special Factors—Purposes, Alternatives, Reasons and Effects—Effects of the Transaction" on page 6.

Appraisal Rights of Dissenting Stockholders

        Any public stockholder of Obsidian who objects to the merger will have the right to demand payment of the "fair value" of his or her shares of Obsidian's common stock, as determined in a judicial proceeding in accordance with Section 262 of the Delaware General Corporation Law. This value may be more or less than the $1.85 per share payable in connection with the merger. In order to perfect a claim to appraisal rights, a stockholder must comply with certain procedures more fully described below. For additional information, please see "Appraisal Rights of Dissenting Stockholders" on page 19.

Additional Information

        The Company has filed periodic reports under the Exchange Act, including an Annual Report on Form 10-K for the fiscal year ended October 31, 2004. Any person may obtain copies of these filings, including the Annual Report, by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, 1-800-SEC-0330, or from the Securities and Exchange Commission's website at http://www.sec.gov. The Securities and Exchange Commission may charge a prescribed or modest fee for copies.

        The Filing Persons have also filed a Schedule 13D disclosing their ownership of shares of Obsidian common stock and their intention to cause the Company to go private.

INTRODUCTION

        This transaction statement on Schedule 13E-3 is being filed by Timothy S. Durham; Obsidian Capital Partners, LP, a Delaware limited partnership (the "Partnership"); Obsidian Capital Company, LLC, an Indiana limited liability company ("OCC"); Terry G. Whitesell; Jeffrey W. Osler; Diamond Investments, LLC, an Indiana limited liability company ("Diamond"); Durham Whitesell & Associates, LLC, an Indiana limited liability company ("DWA"); Fair Holdings, Inc., an Ohio corporation ("Fair Holdings"); and Black Rock Acquisition Corporation, an Indiana corporation. These persons propose to acquire at least 90% of the outstanding shares of the common stock, $0.0001 par value, of Obsidian Enterprises, Inc. (the "Company") in privately negotiated transactions and to subsequently cause Obsidian to become a private company through a reverse merger with Black Rock Acquisition. These persons are collectively referred to in this transaction statement as the "Filing Persons." This transaction statement is filed pursuant to Section 13(e) of the Exchange Act, and Rule 13e-3 thereunder, in connection with the proposed going private transaction. Completion of this going private transaction will result in Obsidian having fewer than 300 holders of its common stock, enabling it to elect to terminate the registration statement of its common stock pursuant to Section 12(g) of the Exchange Act and causing the shares of its common stock to no longer be quoted on the OTC Bulletin Board.

        Obsidian Enterprises, Inc. is a Delaware corporation headquartered in Indianapolis, Indiana. The Company is a holding company which has historically invested in and acquired small and mid-sized companies in industries such as manufacturing and transportation. The Company aims to maximize the profits of its current subsidiaries and to acquire additional manufacturing companies of similar size. The Company currently conducts business through six subsidiaries. The principal executive offices of Obsidian are located at 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204, and its telephone number is (317) 237-4122. As of June 30, 2005, there were 3,109,333 shares of Obsidian's common stock outstanding. Shares of Obsidian common stock are traded in the over-the-counter market and prices are posted on the "OTC Bulletin Board" under the symbol "OBDE.OB."

Forward-looking statements

        This transaction statement and the documents incorporated by reference in this transaction statement include certain forward-looking statements. These statements appear throughout this transaction statement and include statements regarding the intent, belief or current expectations of Obsidian, including statements concerning Obsidian's strategies following completion of the merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as general economic conditions, positions and strategies of competitors and the ability to obtain financing.

DESCRIPTION OF THE TRANSACTION

        As of June 30, 2005, there were 3,109,333 shares of the common stock, $0.0001 par value of the Company issued and outstanding, and the Filing Persons (including Black Rock Acquisition) held or had voting and investment power over approximately 77.29% of the outstanding shares. The Filing Persons, through Black Rock Acquisition, are seeking to acquire at least an additional 12.71% of the outstanding shares of Obsidian common stock, which would bring the total amount held by the Filing Persons to 90% of the outstanding shares of Obsidian common stock. All purchases by Black Rock Acquisition of shares of Obsidian common stock made in an effort to obtain ownership of 90% of the outstanding shares will be made in exchange for either a cash purchase price of $1.85 per share or in exchange for a like number of shares of Black Rock Acquisition common stock.

        Under the provisions of both Delaware and Indiana corporate law, the ownership of 90% of the outstanding shares of Obsidian common stock will enable Black Rock Acquisition to approve a merger of the Company and Black Rock Acquisition by action of its Board of Directors. No approval of Obsidian's Board of Directors or other stockholders will be required nor will such approval be sought by Black Rock Acquisition. The merger will cause the Company to become a private company and eliminate the expenses, administrative burdens and potential liabilities associated with being a public company.

        Upon the consummation of the merger, each outstanding share of Obsidian common stock will be cancelled and, except for shares held by Black Rock Acquisition or by any stockholder of Obsidian who properly exercises his or her statutory appraisal rights under Delaware law, will be automatically converted into the right to receive $1.85 per share in cash, without interest upon surrender of the certificate for such shares to a paying agent who will be appointed by us to make such payments. Instructions regarding the surrender of stock certificates for payment, will be set forth in a Notice of Merger and Letter of Transmittal, which will be mailed to you promptly after the effective time of the merger. You should not submit your stock certificates until you have received and reviewed these documents.

        Upon consummation of the merger, each outstanding share of Black Rock Acquisition common stock will be automatically converted into a new share of Obsidian common stock. The stockholders of Black Rock Acquisition, which will be the Filing Persons and any other former stockholder of Obsidian who sells his or her shares of Obsidian common stock to Black Rock Acquisition in a privately negotiated transaction in exchange for shares of Black Rock Acquisition common stock, will hold 100% of the outstanding shares of Obsidian common stock.

SPECIAL FACTORS

Purposes, Alternatives, Reasons and Effects

Purposes

        The acquisition of shares of Obsidian common stock and the merger will enable the Filing Persons to cause Obsidian to become a private company and eliminate the expenses, administrative burdens and potential liabilities associated with being a public company. Given the very small number and percentage of shares of Obsidian common stock that is in public hands, the filing persons do not believe that the costs and burdens of maintaining Obsidian's status as a public company are justified. At the same time, the merger will provide a source of liquidity to Obsidian's public stockholders and an opportunity for them to obtain a return on investment, which, in the absence of such a transaction might not be realizable at any time in the foreseeable future.

Alternative Transaction Structures

        In late 2004, the Board of Directors of Obsidian appointed a special committee of independent directors which was tasked with the duty of considering a going private transaction behalf of Obsidian. Prior to the Special Committee making any determination or recommendation with respect to the benefits or detriments to Obsidian, or the fairness to unaffiliated stockholders, of a going private transaction, the Filing Persons announced their intentions to engage in the transactions described herein.

        The Filing Persons believe that the purchase by Black Rock Acquisition of shares of Obsidian common stock in exchange for either cash or shares of Black Rock Acquisition followed by a short form merger under Delaware and Indiana corporate law is the most efficient and cost-effective way to accomplish the purposes described above. Alternative transaction structures, such as a long-form merger or a tender offer followed by a short-form merger, were not selected because they are unnecessarily time consuming and costly, without providing any material advantages to the public stockholders of Obsidian.

Reasons for Taking Obsidian Private

        As a result of the merger, Obsidian will be privately held and its common stock will cease to be quoted on the OTC Bulletin Board. Additionally, the Company will deregister its common stock under the Exchange Act and will no longer be required to file periodic reports. Terminating its reporting requirements under the Exchange Act will save Obsidian the considerable costs associated with remaining a publicly-traded company, including preparing and filing periodic reports, and will reduce the burdens on management associated with compliance with the public reporting and other requirements of the Exchange Act. These costs also include compliance with the Sarbanes—Oxley Act of 2002. It also will reduce the amount of public information available to competitors, including financial information and contractual arrangements, which may result in a competitive disadvantage in the marketplace, and would provide management greater flexibility in focusing on long term business goals, as opposed to quarterly results.

        The benefits to the Filing Persons and all others who continue as stockholders of Obsidian following the merger include their ability to participate in any future growth of Obsidian and an increase in their interest in the net book value and net earnings of Obsidian. Similarly, the detriments to such stockholders are the risk associated with a decrease in the value of Obsidian, an increase in their interest in the net losses of Obsidian, and the lack of liquidity of the securities of Obsidian.

        The benefit to the public stockholders of Obsidian who have their shares cancelled in exchange for cash in the merger is liquidity for their shares as well as avoiding the risk of a future decrease in the value of Obsidian. The detriment to those holders is their inability to participate as continuing stockholders in any future growth of Obsidian.

Effects of the Transactions

        As described above, the primary effect of Black Rock Acquisition's purchase of shares of Obsidian common stock will be to enable it to enact a short-form merger under the laws of the states of Delaware and Indiana and to take Obsidian private. Black Rock Acquisition intends to seek to acquire ownership of at least 90% of the outstanding shares of Obsidian common stock. The Filing Persons will cause the Company to terminate its reporting obligations under the Exchange Act and its common stock will cease to be quoted on the OTC Bulletin Board.

        All of the stockholders of Obsidian at the effective time of the merger, other than Black Rock Acquisition, will be entitled only to receive cash consideration of $1.85 per share of Obsidian common stock held at the effective time of the merger. Upon completion of the merger, the public stockholders of Obsidian will no longer have any interest in, and will not be stockholders of Obsidian and will not participate in Obsidian's future earnings and potential growth and will no longer bear the risk of any losses of Obsidian incurred in operations. In addition, Obsidian's public stockholders will not share in any distribution of proceeds from any future sales of assets or businesses, although none are contemplated at this time. All of the other incidents of stock ownership of the public stockholders, such as the right to vote on certain corporate decisions, to elect directors, and to receive dividends and distributions upon the liquidation of Obsidian, as well as the benefit of potential increases in the value of their holdings in Obsidian based on any improvements in Obsidian's future performance will be extinguished upon completion of the merger.

        Upon completion of the merger, the stockholders of Black Rock Acquisition (which will include the Filing Persons and any other stockholder who elects to sell his or her shares of Obsidian common stock to Black Rock Acquisition in a privately negotiated transaction in exchange for shares of Black Rock Acquisition rather than cash) will hold 100% of the outstanding common stock of Obsidian and will control the conduct of Obsidian's business. Furthermore, stockholders of Black Rock Acquisition will have a controlling interest in the net assets, the net book value and the net earnings of Obsidian. In addition, stockholders of Black Rock Acquisition will be the primary beneficiary of any future increases in the value of Obsidian and will bear the primary risk of any losses incurred in the future operation of Obsidian.

Fairness of the Transaction

        The Filing Persons reasonably believe that the going private transaction, including both the purchases of Obsidian common stock by Black Rock Acquisition and the merger, is substantively and procedurally fair to unaffiliated stockholders of Obsidian. In reaching the conclusion that the transaction is fair, both substantively and procedurally, the Filing Persons considered the following factors:

  •
  The Filing Persons will not use any coercive measures in seeking to purchase shares in privately negotiated transactions. All privately negotiated sales of Obsidian common stock to Black Rock Acquisition will be at the discretion of the selling stockholder. Any such selling stockholder will have no obligation to proceed with a sale unless he or she believes that the price and terms of the transaction are fair. If a stockholder who is approached by a representative of Black Rock Acquisition does not want to remain a stockholder of the Company following the merger or does not believe that the price of $1.85 per share is a fair price, such stockholder may refrain from selling his or her shares to Black Rock Acquisition and will be entitled to exercise appraisal rights if the merger is completed.

  •
  All privately negotiated purchases of shares of Obsidian common stock made by Black Rock Acquisition will be either in exchange for shares of Black Rock Acquisition common stock or for a cash payment of $1.85 per share, the same price as will be paid to the remaining public stockholders of Obsidian in the merger. For the reasons discussed below, the Filing Persons believe that $1.85 per share is a fair price to be paid for shares of Obsidian common stock. Shares of Black Rock Acquisition common stock are believed to be of reasonably equivalent value to shares of Obsidian common stock because the only assets of Black Rock Acquisition will be shares of Obsidian common stock acquired as described in this document and cash loaned to Black Rock Acquisition by Mr. Durham for the sole purpose of effecting these stock purchases and the merger.

  •
  When the merger occurs, Black Rock Acquisition will be the holder of at least 90% of the outstanding shares of Obsidian common stock and will be entitled pursuant to Delaware and Indiana corporate law to merge with the Company without the approval of the Company's Board of Directors or unaffiliated stockholders. Due to the facts that the Filing Persons beneficially own 77.29% of the outstanding shares of common stock of Obsidian and due to the fact that the remaining 12.71% of the outstanding shares of the common stock of Obsidian will be obtained in non-coercive, privately negotiated transactions with willing sellers, the merger will fall squarely within the provisions of Delaware and Indiana law, which allow the merger to be completed without the approval of Obsidian's directors or stockholders. Additionally, although the unaffiliated stockholders will not be asked to vote on the merger, Delaware law provides such stockholders who object to the merger with the statutory right to have the fair value of their shares determined by a court. For additional information regarding these appraisal rights, see "Appraisal Rights of Dissenting Stockholders" on page 19.

  •
  The price of $1.85 per share to be paid in the privately negotiated purchases and in the merger represents a premium to the recent and historical range of trading prices of Obsidian's common stock in the over-the-counter market, including an 39% premium over the average trading price for the 30 days ending June 13, 2005. The price of $1.85 per share also represents a premium of approximately 1.7% over the $1.82 price per share determined to be the fair value of Obsidian common stock by Goelzer Investment Banking in their fairness opinion dated June 30, 2005 (discussed below). In addition, $1.85 per share represents a premium over the book value per share of Obsidian, which was $(4.66) as of April 30, 2005.

  •
  The trading market for shares of the common stock of Obsidian is highly illiquid, with an average weekly trading volume of approximately 600 shares during the twelve months ended

    April 30, 2005. The merger, therefore, represents an opportunity for the public stockholders to realize cash for their shares, at a premium price, which would otherwise be extremely difficult or impossible given such illiquidity.

  •
  Black Rock Acquisition has also received a fairness opinion from Goelzer Investment Banking, its financial adviser, that the cash consideration of $1.85 per share to be received by the unaffiliated stockholders of Obsidian in the merger is fair from a financial point of view. Goelzer considered a number of factors in its analysis and used several methodologies in reaching its conclusion. A more thorough discussion of these factors and methods is included under "Reports, Opinions and Appraisals," below. The fairness opinion is attached as Annex A to this disclosure document and we encourage you to carefully read the opinion in its entirety. For additional information, see "Special Factors—Reports, Opinions and Appraisals" on page 10. The full text of the fairness opinion is available for inspection and copying at the principal executive offices of Obsidian at 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204, during regular business hours by any holder of shares of Obsidian common stock or any representative of any such holder who has been so designated in writing.

  •
  The merger consideration of $1.85 per share will be paid in cash and is not subject to any financing condition or deferral.

        In making the determination set forth above, the Filing Persons considered the following factors that may not support the finding that the going private transaction was fair:

  •
  The unaffiliated stockholders will not have the opportunity to participate in the future earnings and growth, if any, of Obsidian. This factor was offset by the fact that the unaffiliated stockholders will not face the risk of potential losses that may be incurred by Obsidian's operations or a decline in the value of Obsidian after the merger.

  •
  In determining and evaluating the fairness of the merger price, the Filing Persons' interests conflict with and are adverse to the interests of the unaffiliated stockholders. This factor was offset by the fairness opinion obtained from Goelzer Investment Banking stating that the merger consideration is fair from a financial point of view to the unaffiliated stockholders of Obsidian.

  •
  The merger does not require the approval of the Board of Directors or unaffiliated stockholders of Obsidian. As described above, this factor is offset by the fact that the laws of the states of Delaware and Indiana both allow a parent corporation which owns at least 90% of the outstanding shares of a subsidiary to effect a merger of the parent and subsidiary corporations without the approval of the Board of Directors or stockholders of the subsidiary. The Filing Persons believe that these transactions are procedurally fair to the unaffiliated stockholders of the Company because the transactions are being taken in conformity with the legal procedures established by the states to protect such stockholders.

        After having given the foregoing negative factors due consideration, the Filing Persons concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors that the Filing Persons have determined support their belief that the transaction is substantively and procedurally fair to the unaffiliated stockholders of Obsidian.

        In view of the variety of factors considered in connection with making a determination as to the fairness of the merger to Obsidian's unaffiliated stockholders, and the complexity of these matters, the Filing Persons did not find it practicable, nor did they attempt, except as described above, to quantify, rank or otherwise assign relative weights to the specific factors considered. Moreover, the Filing Persons did not undertake to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

Intentions of Officers and Directors of Obsidian

        For the reasons and purposes stated above, the Filing Persons, including Messrs. Durham, Whitesell and Osler, each of whom are directors and executive officers of the Company, and all persons named on Schedule I to this transaction statement intend to sell their shares of Obsidian common stock to Black Rock in exchange for shares of Black Rock common stock. It is not known at this time whether any of the other directors and executive officers of Obsidian who are holders of Obsidian common stock will elect to sell their shares of Obsidian common stock to Black Rock, or, if such sales occur, they will be made for in exchange for shares of Black Rock common or for the $1.85 cash consideration. Additionally, the Filing Persons are not aware of the belief of any other director or executive officer as to the fairness of the going private transaction

Reports, Opinions and Appraisals

        Black Rock Acquisition has received a fairness opinion from Goelzer Investment Banking, its financial adviser, that the proposed cash consideration of $1.85 per share to be received by the unaffiliated stockholders of Obsidian in the merger is fair from a financial point of view. The fairness opinion is attached as Annex A to this disclosure document and we encourage you to read the opinion carefully in its entirety. The full text of the fairness opinion is available for inspection and copying at the principal executive offices of Obsidian at 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204, during regular business hours by any holder of shares of Obsidian common stock or any representative of any such holder who has been so designated in writing.

        For the purpose of this opinion, Goelzer has undertaken analyses, investigations and interviews deemed necessary and relevant. In the course of such activities Goelzer has among other things:

  1.
  Conducted detailed interviews with Rick Snow, Chief Financial Officer, and Terry Whitesell, Chief Operating Officer, concerning the Company's history and operating record, the nature of the markets served, competitive situation, financial condition, recent performance and current outlook;

  2.
  Conducted detailed interviews and toured facilities of each operating subsidiary of the Company: Danzer Industries, Inc. ("Danzer"), Classic Manufacturing, Inc. ("Classic"), U.S. Rubber and Reclaiming, Inc. ("US Rubber"), United Expressline, Inc. ("United"), Pyramid Coach, Inc. ("Pyramid") and Obsidian Leasing, Inc. ("Obsidian Leasing");

  3.
  Analyzed trading data (stock price and volume trends) of the Company's Common Shares for a period of one year and the most recent six months and analyzed the stock's price performance relative to appropriate indices over same time period as provided by Bloomberg Analytics and Yahoo! Finance;

  4.
  Reviewed the Company's filings under the Securities Exchange Act of 1934 including the latest Form 10-K, Form 10-Q and Form 13E-3 (in draft form);

  5.
  Reviewed resolutions of the Board of Directors of Black Rock regarding the transaction;

  6.
  Reviewed audited financial statements for the years 1999 - 2004 as available;

  7.
  Analyzed current forecasts for each operating subsidiary provided by the Chief Financial Officer;

  8.
  Reviewed internally prepared annual reports for certain operating companies in the years prior to their acquisition by Obsidian;

  9.
  Conducted a search using Bloomberg Analytics in order to find publicly traded companies which could be used as reasonable comparables in determining the fair value of the Company;

  10.
  Conducted a search for merger and acquisition transactions involving both publicly traded and privately held corporations within similar industries to Obsidian's subsidiary companies using several large proprietary databases (including Mergerstat and World M&A Network's Done Deals, Pratt Stats, and BizComps); and

  11.
  Performed such other studies, analyses and investigations as deemed appropriate.

In rendering this opinion Goelzer has relied on the accuracy and completeness of the information furnished and has not attempted to independently verify such information nor has Goelzer made or caused to be made any independent evaluation of the assets of the Company. In reaching its conclusions Goelzer also relied in part upon discussions with the Chief Operating Officer and Chief Financial Officer that no insider trades have occurred over the course of the previous six months, nor has the Company received any legitimate offers for the Company or its assets nor attempted to sell off any significant assets.

Valuation Methodology

        In preparing its opinion, Goelzer conducted a valuation analysis of Obsidian, excluding the operating entities that are owned by related parties and reported in the consolidated SEC filings. Goelzer's analysis of Obsidian included the operations of the parent company as well as Danzer, United, U.S. Rubber, Classic, Pyramid, and Obsidian Leasing. In order to segregate these operating companies from the consolidated SEC filings for Obsidian, Goelzer worked with the Chief Financial Officer of Obsidian and was provided with separate detailed audited financial statements for each of the operating companies.

        Goelzer approached the valuation by focusing on three methodologies to value the common equity in assessing the fairness of the consideration to be received by the unaffiliated stockholders: asset approach, market comparable approach and income approach. As is discussed below, the Income Approach was selected as the most appropriate method for valuing Obsidian.

Market Approach

        Given that many of Obsidian's subsidiaries operate in distinct industries, Goelzer attempted to value each individual operating company by comparing its performance to that of industry peers. However, the industries in which Obsidian's subsidiaries operate are highly fragmented and composed of mostly small, privately-owned competitors. U.S. Rubber, for example, appears to be the last company of its type in North America. As a result, limited comparable companies existed with which to compare each operating company. Given the limited availability of any reasonable comparable companies or similar transactions, Goelzer disregarded the use of the market comparable approach.

Asset Approach

        Obsidian's Chief Financial Officer and Chief Operating Officer provided Goelzer with independently prepared appraisals on its real estate and equipment. Additionally, these officers provided a current balance sheet disclosing other assets and liabilities, including interest-bearing debt. Based on the asset appraisals provided to Goelzer relative to the company's current debt, the adjusted net book value (as shown on the following page) resulted in a negative net book value. Like the market approach, the asset-based approach was also disregarded. The unadjusted and adjusted consolidated balance sheet as of March 31, 2005, the most current information available, is listed below. The adjusted balance sheet reflects eliminations of inter-company payables and receivables. Additionally, the adjusted asset value for each wholly-owned subsidiary reflects the net asset value of each subsidiary, factoring in the recent asset appraisals provided.

Income Approach

        As a result of the above-described analysis of the market and asset approaches, Goelzer's valuation relied primarily on the income approach. In Goelzer's opinion, although there continues to be significant ongoing risk, the value of the Company as a going concern, as measured by the income approach, provides the best estimate of fair value.

        Goelzer reviewed certain financial projections provided by the Chief Financial Officer of Obsidian. Individual subsidiary and consolidated revenue and expense projections were provided for years 2005 through 2009. Goelzer converted the income projections into cash flow projections by factoring in capital expenditures, projected changes in working capital and adjustments for depreciation and amortization. Goelzer derived Obsidian's debt-free enterprise value of $45.9 million by discounting these adjusted cash flows at a cost of capital that reflects a reasonable rate of return demanded by investors in such companies, factoring in Obsidian's size and any industry-specific risks. Obsidian's weighted average cost of capital was determined to be 10.12%. This is comparable to the 10.87% average WACC for members of the Russell 2000 Index below $100 million in market capitalization or the 10.62% WACC for the lowest decile companies in Standard & Poor's Small Cap 600 Index, based on market capitalization.

        Goelzer then subtracted the Company's interest-bearing debt from this enterprise value to determine the fair value of the common equity to be $5.6 million. The current outstanding debt schedule for Obsidian and its subsidiaries as of March 31, 2005 is as follows:

Debt Schedule

	3/31/05 Balance	Rate Terms	% of Total Debt
U.S. Rubber Reclaiming
Line of Credit	2,524,527	6.25%	6.26%
Note Payable	2,666,668	6.75%	6.61%
Note Payable—Related Parties	414,138	15.00%	1.03%

Sub-Total	5,605,333
Obsidian Leasing & Pyramid Coach
Note Payable	3,359,031	8.00%	8.33%
Note Payable—Related Parties	3,140,097	12.00%	7.78%

Sub-Total	6,499,128
Danzer
Note Payable—Fair Holdings	1,942,634	5.99%	4.82%

Sub-Total	1,942,634
Classic
Note Payable	588,677	6.25%	1.46%
Line of Credit	904,995	12.00%	2.24%

Sub-Total	1,493,672
United
1st Indiana Line of Credit	2,500,000	6.50%	6.20%
Auto Loan	15,444	9.00%	0.04%
Note Payable	4,854,865	8.00%	12.04%

Sub-Total	7,370,309
Obsidian Enterprises
Line of Credit—Fair Holdings	15,484,000	10.00%	38.39%
Note Payable—Bank	500,000	6.75%	1.24%
Note Payable—DC Investments	995,000	15.00%	2.47%
Common Stock Redeemed	446,000	n/a	1.11%

Sub-Total	17,425,000
Total Debt	40,336,076	100%
Weighted Average Borrowing Rate	8.9%

RECENT TRADING HISTORY

        Goelzer analyzed the trading history of shares of Obsidian common stock over the past 12 months. On average, 527 shares of common stock traded on any given day the market was open. Considering only the days in which the shares of common stock traded, only 1,527 shares of common stock traded on average. During the 60-day period ended June 21, 2005 274 shares of common stock traded on average (767 shares of common stock counting only days in which Obsidian shares traded). By comparison, over the last six months, the average daily trading volume for the smallest members of the Russell 2000 Index (companies below $100 million in market capitalization) was 484,772 shares per day. The average trading daily trading volume for members of the lowest decile of the S&P 600 Small Cap Index was 190,608 shares per day during this same six month period. Stockholders of Obsidian do not have near the activity that investors in other small cap companies experience, in comparison to the S&P and Russell indices. An investor in shares of Obsidian common stock would bear added risk to hold such illiquid shares.

OTC BB: OBDE.OB
Source: Yahoo! Finance

Date	Open	High	Low	Close	Adj. Close*	Avg. High / Low	Volume	Traded Days
5/27/05	1.20	1.20	1.20	1.20	$1.20	$1.20	0
5/26/05	1.20	1.20	1.20	1.20	$1.20	$1.20	200	200
5/25/05	1.49	1.49	1.49	1.49	$1.49	$1.49	0
5/24/05	1.49	1.49	1.49	1.49	$1.49	$1.49	0
5/23/05	1.49	1.49	1.49	1.49	$1.49	$1.49	0
5/20/05	1.50	1.50	1.20	1.49	$1.49	$1.35	2,300	2,300
5/19/05	1.50	1.50	1.50	1.50	$1.50	$1.50	0
5/18/05	1.50	1.50	1.50	1.50	$1.50	$1.50	0
5/17/05	1.50	1.50	1.50	1.50	$1.50	$1.50	0
5/16/05	1.50	1.50	1.50	1.50	$1.50	$1.50	400	400
5/13/05	1.50	1.50	1.50	1.50	$1.50	$1.50	0
5/12/05	1.50	1.50	1.50	1.50	$1.50	$1.50	0
5/11/05	1.50	1.50	1.50	1.50	$1.50	$1.50	600	600
5/10/05	1.50	1.50	1.50	1.50	$1.50	$1.50	600	600
5/9/05	1.50	1.50	1.50	1.50	$1.50	$1.50	0
5/6/05	1.50	1.50	1.50	1.50	$1.50	$1.50	400	400
5/5/05	1.50	1.50	1.50	1.50	$1.50	$1.50	0
5/4/05	1.50	1.50	1.50	1.50	$1.50	$1.50	0
5/3/05	1.50	1.50	1.50	1.50	$1.50	$1.50	400	400
5/2/05	1.50	1.50	1.50	1.50	$1.50	$1.50	100	100
4/29/05	1.55	1.55	1.55	1.55	$1.55	$1.55	0
4/28/05	1.55	1.55	1.55	1.55	$1.55	$1.55	0
4/27/05	1.55	1.55	1.55	1.55	$1.55	$1.55	500	500
4/26/05	1.55	1.55	1.55	1.55	$1.55	$1.55	100	100
4/25/05	2.05	2.05	2.05	2.05	$2.05	$2.05	0
4/22/05	2.05	2.05	2.05	2.05	$2.05	$2.05	0
4/21/05	2.05	2.05	2.05	2.05	$2.05	$2.05	0
4/20/05	2.05	2.05	2.05	2.05	$2.05	$2.05	0
4/19/05	2.05	2.05	2.05	2.05	$2.05	$2.05	1,000	1,000
4/18/05	2.05	2.05	2.05	2.05	$2.05	$2.05	0
4/15/05	2.05	2.05	2.05	2.05	$2.05	$2.05	0
4/14/05	2.05	2.05	2.05	2.05	$2.05	$2.05	0
4/13/05	2.10	2.10	2.05	2.05	$2.05	$2.08	2,500	2,500
4/12/05	2.10	2.10	2.10	2.10	$2.10	$2.10	0
4/11/05	2.10	2.10	2.10	2.10	$2.10	$2.10	0
4/8/05	2.10	2.10	2.10	2.10	$2.10	$2.10	0
4/7/05	2.10	2.20	2.10	2.10	$2.10	$2.15	1,100	1,100
4/6/05	2.10	2.25	2.10	2.25	$2.25	$2.18	1,100	1,100
4/5/05	2.25	2.25	2.25	2.25	$2.25	$2.25	0
4/4/05	2.25	2.25	2.25	2.25	$2.25	$2.25	0
4/1/05	2.25	2.25	2.25	2.25	$2.25	$2.25	200	200
3/31/05	2.05	2.05	2.05	2.05	$2.05	$2.05	0
			30-Day Average		$1.47	$1.46	250	625
			60-Day Average		$1.75	$1.75	274	767

*
Close price adjusted for dividends and splits.

Valuation Conclusion

        It is Goelzer's opinion that the aggregate fair value of Obsidian common stock is $5,645,717. With 3,109,333 common shares outstanding, the final conclusion of value was $1.82 per share (rounded).

As Of May 4, 2005
Present Value of Free Cash Flows	$45,907,300
(Based on DCF Analysis)
Add: PV of Additional Tax Shields	$74,493
(Not Captured in DCF Analysis)
Less: Outstanding Interest-Bearing Debt	($40,336,076)

Fair Value of 100% Obsidian Equity	$5,645,717
Fair Value of One (1) Common Share	$1.82

        This opinion of value is premised on the Company continuing to operate as a going concern. This valuation does not represent a recommendation to investors. Goelzer acknowledges remarks by Obsidian's auditing firm in the Company's recent 10-K filing that the Company's recurring losses, its total liabilities and its lack of compliance with the current terms of its debt financing agreements "raises substantial doubt about the Company's ability to continue as a going concern." As a result, at $1.82 per share, an investment in Obsidian common stock is not without certain risk. As noted previously, the stock is thinly traded, providing additional risk to investors. It is Goelzer's opinion that the proposed cash consideration of $1.85 per share to be received by the unaffiliated stockholders of Obsidian in connection with the merger is fair from a financial point of view.

Disclaimers

        Goelzer was not asked to opine and did not express any opinion as to (a) the tax or legal consequences of the merger; (b) the realizable value of Obsidian's common stock or the prices at which Obsidian's common stock may trade; (c) the realizable value of Black Rock common stock; and (d) the fairness of any aspect of the transaction not expressly addressed in this fairness opinion.

        Additionally, Goelzer did not address the underlying purpose of causing Obsidian to become a non-publicly traded company, nor does it constitute a recommendation to any stockholder.

        The summary above describes the material points of a more detailed analysis performed by Goelzer which was reviewed with the senior management team of Black Rock. In arriving at this opinion, Goelzer conducted what it considered to be the most appropriate and relevant financial analysis and made qualitative judgments regarding the significance of its analysis. In addition, Goelzer made numerous assumptions regarding overarching economic factors, industry trends, financial markets, and the financial condition of the Company, based on its research.

        In rendering its opinion, Goelzer relied upon, without independent verification, that the financial and other information provided to it by the Chief Executive Officer and Chief Financial Officer of Obsidian, including copies of recent SEC filings and independent audit reports, was accurate, complete and reasonably prepared and reflects the best currently available information regarding the financial condition of Obsidian; that no material changes to the Company have occurred between the date the information was provided and the date of this opinion; and that there were no facts or information regarding Obsidian or the proposed transaction that were incomplete or misleading. Goelzer also assumed that the transaction will be consummated in all material respects as described in the transaction description provided to Goelzer.

Conclusion

        Based upon the foregoing, it is our opinion that the proposed cash consideration of $1.85 per share to be received by unaffiliated stockholders in connection with the merger is fair from a financial point of view. This opinion was requested by Mr. Timothy S. Durham, Incorporator of Black Rock on behalf of the Board of Directors of Black Rock in connection with the transaction described above. Goelzer's opinion letter has been delivered to the Board of Directors of Black Rock and may only be relied upon by the Board of Directors of Black Rock in connection with this transaction, and may not be relied upon for any other purpose or by any other party, including the Company, its Board of Directors, for any purpose whatsoever.

Certain Federal Income Tax Consequences of the Merger for Stockholders

        The following discussion is a summary of the material United States federal income tax consequences of the merger to beneficial owners of shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and the laws, regulations, rulings, and decisions in effect on the date of this Transaction Statement, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. The discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular taxpayers in light of their particular circumstances or to taxpayers subject to special treatment under the Code (for example, stockholders that are not United States citizens or residents, financial institutions, regulated investment companies, grantor trusts, insurance companies, tax-exempt organizations, brokers, dealers or traders in securities or foreign currencies, and persons that have a "functional currency" other than the U.S. dollar). In addition, this summary does not address any aspect of foreign, state, local or other tax laws, or any U.S. tax laws (such as estate or gift tax) other than U.S. federal income tax laws.

        In the event that you are asked to and elect to sell your shares of Obsidian common stock to Black Rock Acquisition in a privately negotiated transaction in exchange for the cash payment of $1.85 per share, the receipt of the cash payment pursuant to the sale will be a taxable transaction for U.S. federal income tax purposes. In general, you will be required to recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash you receive for your shares of the Company's common stock and your adjusted tax basis in your shares. Such gain or loss will be capital gain or loss if you hold your shares of the Company's common stock as a capital asset, and generally will be a long-term capital gain or loss if, at the effective date of the sale, you have held your shares for more than one year.

        In the event that you elect to exchange your shares of Obsidian common stock for shares of Black Rock common stock in a privately negotiated transaction, you will receive an equal number of new shares in Obsidian when Black Rock Acquisition is merged into Obsidian. In general, the Company believes that gain or loss should not be required to be recognized in connection with the two exchanges and that the basis in the shares of Obsidian stock that will be issued in connection with the merger of Black Rock Acquisition into Obsidian should be equal to the basis in the shares of Obsidian stock that these stockholders currently own.

        In the event that you are not approached by Black Rock Acquisition regarding a privately negotiated sale of your shares of Obsidian common stock and/or you elect to not sell your shares of Obsidian common stock to Black Rock Acquisition for cash or shares, you will receive a cash payment of $1.85 per share in exchange for your shares of Obsidian common stock when Black Rock Acquisition is merged into Obsidian. The receipt of the cash payment pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. In general, you will be required to recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash you receive for your shares of the Company's common stock and your adjusted tax basis in your shares. Such gain or loss will be capital gain or loss if you hold the Company's common stock as a capital asset, and generally will be a long-term capital gain or loss if, at the effective date of the transaction, you have held your shares for more than one year.

        Tax matters are complicated and the tax consequences of the transaction to each stockholder will depend on the facts of that stockholder's situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the transactions to you.

Certain Federal Income Tax Consequences of the Merger to Obsidian

        In general under Section 382 of the Internal Revenue Code, if an aggregate ownership change of more than fifty percent of the stock in a corporation changes hands within certain three year periods, then the corporation's ability to utilize its net operating loss carryovers and other tax attributes may be significantly limited. The rules for determining whether and how an ownership change has occurred are complex. Under certain circumstances, the merger between Black Rock and Obsidian could, in combination with other transactions during a three year testing period, cause an ownership change of Obsidian to occur for tax purposes. For example, the number of Obsidian's stockholders who choose, if asked, to sell their shares of Obsidian common stock to Black Rock Acquisition in exchange for cash rather than shares of Black Rock could, in combination with other ownership changes that have occurred during the three year testing period, cause an ownership change to occur under Section 382 and limit Obsidian's ability to utilize its net operating loss carryovers and other tax attributes.

        If an ownership change were to occur, Obsidian's ability to utilize its net operating loss carryovers and other tax attributes would be significantly limited and the value to Obsidian of the tax attributes likely would be reduced correspondingly. In general, the annual limitation under Section 382 is based on the product of the value of a corporation as of the ownership change date multiplied by a rate that is determined monthly and published by the Treasury department. For example, the applicable rate for July 2005 is 4.37%.

        As indicated above, limitations exist for other tax attributes, as well. Obsidian has not determined whether, or to what extent, Section 382 could limit its ability to utilize its other tax attributes.

APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS

        If the merger is consummated, record stockholders of Obsidian who have not validly tendered their shares of Obsidian common stock will have certain rights under the Delaware General Corporation Law, or DGCL, to an appraisal of, and to receive payment in cash of the fair value of, their shares of Obsidian common stock (the "Appraisal Shares"). Stockholders who perfect appraisal rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262"), a copy of which is attached to this Transaction Statement as Schedule II, will have the fair value of their Appraisal Shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) determined by the Delaware Court of Chancery and will be entitled to receive from Obsidian a cash payment equal to such fair value. Any such judicial determination of the fair value of Appraisal Shares could be based upon any valuation method or combination of methods the court deems appropriate. The value so determined could be more or less than the $1.85 per share to be paid in the merger. In addition, stockholders who invoke appraisal rights may be entitled to receive payment of a fair rate of interest from the effective time of the merger on the amount determined to be the fair value of the Appraisal Shares. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

        Under Section 262, Obsidian, either before the effective time of the merger or within ten days thereafter, must notify each of the stockholders entitled to appraisal rights of the effective time and that appraisal rights are available. In either case, the notice must include a copy of Section 262. A holder of Appraisal Shares wishing to exercise appraisal rights will be required to deliver to Obsidian within 20 days after the date of mailing such notice, a written demand for appraisal of such holder's

Appraisal Shares. A holder of Appraisal Shares wishing to exercise such holder's appraisal rights must be the record holder of such Appraisal Shares on the date the written demand for appraisal is made and must continue to hold of record such Appraisal Shares through the effective time of the merger. Accordingly, a holder of Appraisal Shares who is the record holder of Appraisal Shares on the date the written demand for appraisal is made, but who thereafter transfers such Appraisal Shares prior to the effective time of the merger, will lose any right to appraisal with respect to such Appraisal Shares. A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform Obsidian of the identity of the stockholder of record and that such stockholder intends thereby to demand an appraisal of such Appraisal Shares.

        A person having a beneficial interest in Appraisal Shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, must act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect appraisal rights. If the Appraisal Shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian), depositary or other nominee, the written demand for appraisal rights must be executed by or for the record owner. If Appraisal Shares are owned of record by more than one person, as in joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal for a stockholder of record, provided that the agent identifies the record owner and expressly discloses, when the demand is made, that the agent is acting as agent for the record owner. If a stockholder owns Appraisal Shares through a broker who in turn holds the Appraisal Shares through a central securities depository nominee such as CEDE & Co., a demand for appraisal of such Appraisal Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder of such Appraisal Shares.

        A record holder, such as a broker, fiduciary, depository or other nominee, who holds Appraisal Shares as a nominee for others, will be able to exercise appraisal rights with respect to the Appraisal Shares held for all or less than all of the beneficial owners of those Appraisal Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Appraisal Shares outstanding in the name of such record owner.

        Within 120 days after the effective time of the merger, but not thereafter, Obsidian or any stockholder who has complied with the statutory requirements summarized above and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of such holders' Appraisal Shares. There is no present intention on the part of Obsidian, Black Rock Acquisition or the Filing Persons to file an appraisal petition on behalf of Obsidian, and stockholders who seek to exercise appraisal rights should not assume that Obsidian will file such a petition or that Obsidian will initiate any negotiations with respect to the fair value of Appraisal Shares. Accordingly, it will be the obligation of the stockholders seeking appraisal rights to initiate all necessary action to perfect any appraisal rights within the time prescribed in Section 262. Within 120 days after the effective time of the merger, any stockholder who has theretofore complied with the provisions of Section 262 will be entitled, upon written request, to receive from Obsidian a statement with respect to which demands for appraisal were received as well as the number of holders of such Shares. Such statement must be mailed within ten days after the written request therefor has been received by Obsidian, or within ten days after expiration of the period for delivery of demands, whichever is later.

        If a petition for appraisal is timely filed, after a hearing on such petition the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of their Appraisal Shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value from the effective time of the merger.

        The costs of the proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. However, costs do not include attorneys' fees or expert witness fees. Upon application of a stockholder, the Delaware Court of Chancery may also order all or a portion of the expenses incurred by any stockholder, including reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all of the Appraisal Shares entitled to appraisal.

        At any time within 60 days after the effective time of the merger, any stockholder will have the right to withdraw its demand for appraisal and to accept the merger consideration of $1.85 per share. After this period, the stockholder may withdraw such holder's demand for appraisal only with the written consent of Obsidian. If any stockholder who properly demands appraisal of such holder's Appraisal Shares under Section 262 fails to perfect, or effectively withdraws or loses such holder's right to appraisal as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive the merger consideration. A stockholder will fail to perfect, or effectively lose or withdraw, such stockholder's right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the effective time of the merger or if the stockholder delivers to Obsidian a written withdrawal of such stockholder's demand for appraisal within 60 days after the effective time of the merger.

        The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is attached to this transaction statement as Schedule II, and the foregoing summary is qualified in its entirety by reference to Schedule II.

        The Filing Persons have made no provision to obtain counsel or appraisal services for the unaffiliated Obsidian stockholders.

INFORMATION ABOUT THE COMPANY

        Obsidian Enterprises, Inc. is a Delaware corporation headquartered in Indianapolis, Indiana. The Company is a holding company which has historically invested in and acquired small and mid-sized companies in industries such as manufacturing and transportation. The Company aims to maximize the profits of its current subsidiaries and to acquire additional manufacturing companies of similar size. The Company currently conducts business through six subsidiaries. The principal executive offices of Obsidian are located at 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204, and its telephone number is (317) 237-4122.

Market for Obsidian's Common Stock

        As of June 30, 2005, there were 3,109,333 shares of Obsidian's common stock outstanding. The shares of Obsidian's common stock are traded in the over-the-counter ("OTC") market and prices are posted on the "OTC Bulletin Board" under the symbol "OBDE.OB." OTC market quotations reflect inter-dealer prices without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions. The following table sets forth, for the periods indicated, the high and low sales prices for Obsidian's common stock in the OTC market:

	Fiscal 2005		Fiscal 2004		Fiscal 2003
	High	Low	High	Low	High	Low
1stQuarter	$7.00	$2.25	$17.50	$11.50	$13.00	$8.00
2ndQuarter	$3.00	$1.55	$20.00	$5.00	$12.50	$9.00
3rdQuarter	n/a	n/a	$10.00	$2.50	$11.50	$5.00
4thQuarter	n/a	n/a	$6.25	$2.95	$15.00	$7.50

        On July 5, 2005, the last trading day on which a trade was reported prior to the filing of this Transaction Statement with the SEC, the closing sale price was $1.45. You are urged to obtain a current market quotation for your shares of Obsidian's common stock.

Dividends

        The Company has not declared or paid any dividends on its common stock during the past two years. The payment and amount of any future cash dividends would be restricted by Obsidian's lenders.

SUMMARY FINANCIAL INFORMATION

        The audited consolidated financial statements of Obsidian as of and for the periods ended October 31, 2004 and 2003 are incorporated herein by reference to Item 8 of Obsidian's Annual Report on Form 10-K for its fiscal year ended October 31, 2004 (the "Form 10-K Report"). The unaudited consolidated financial statements of Obsidian as of and for the six months ended April 30, 2005 are incorporated herein by reference to Item 1 of Obsidian's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2005 (the "Form 10-Q Report"). The Form 10-K Report and the Form 10-Q Report are referred to as the Obsidian Financial Reports.

        Set forth below is certain selected consolidated financial information with respect to Obsidian and its subsidiaries excerpted or derived by us from the audited consolidated financial statements of Obsidian contained in the Form 10-K Report and the unaudited financial statements of Obsidian contained in the Form 10-Q Report. More comprehensive financial information is included in the Obsidian Financial Reports and in other documents filed by Obsidian with the Securities and Exchange Commission, and the following financial information is qualified in its entirety by reference to the Obsidian Financial Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

(amounts in thousands, except per share data)

Operating Data

	Six Months Ended April 30,		Year Ended October 31,
	2005	2004	2004	2003
Net sales	$35,589	$28,338	$64,360	$59,295
Gross profit	2,590	2,170	6,556	7,559
Loss from operations	(2,788)	(3,194)	(3,867)	(978)
Discontinued operations, net of tax	—	—	—	(49)
Net loss	(5,193)	(5,132)	(8,033)	(3,873)
Basic and diluted loss per share[1]
From continuing operations	(1.68)	(1.39)	(2.47)	(1.47)
Discontinued operations	—	—	—	(0.02)
Net loss per share	(1.68)	(1.39)	(2.47)	(1.49)
Book value per share	(4.66)	n/a	n/a	n/a
Ratio of earnings to fixed charges:
Ratio	(0.83)	(0.23)	0.33	0.78
Dollar deficiency	(393)	(1,327)	(4,485)	(1,739)

(1)
Includes the effect of the 1 for 50 reverse stock split effective for trading purposes on February 18, 2004 and the conversion of the Series C and Series D preferred shares to shares of common stock.

Balance Sheet Data

	April 30, 2005	October 31, 2004	October 31, 2003
Working capital (deficit)	$(8,020)	$(10,504)	$6,045
Current assets	17,784	16,229	13,515
Non-current assets	31,992	33,190	32,367
Total assets	49,776	49,419	45,882
Current liabilities	25,804	26,733	7,470
Long-term liabilities	36,853	30,338	39,353
Redeemable preferred stock	1,403	1,567	2,140
Minority interest	202	244	172
Stockholders' deficit	(14,486)	(9,463)	(3,253)

INFORMATION ABOUT US

        Set forth on Schedule I hereto, which is incorporated herein and made a part hereof, the name, business address and phone number, principal occupation or principal business, employment history, and citizenship or state of organization of each of the Filing Persons, including, if such Filing Person is an entity, information about the directors, executive officers or other controlling persons. During the last five years, none of the persons or entities listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Ownership of Shares of Obsidian Common Stock

        The following table provides, as of June 30, 2005, information regarding the beneficial ownership of the shares of Obsidian common stock by each of the persons named in Schedule I to this transaction statement, including the Filing Persons. The address of each person named in the table can be found in Schedule I.

Name	Amount and Nature of Beneficial Ownership(2)	Percentage of Class
Black Rock Acquisition Corp.	2,403,204(1)	77.29%
Timothy S. Durham	2,249,194(2)	72.3%
Terry G. Whitesell	1,945,751(3)	62.6%
Jeffrey W. Osler	1,823,866(4)	58.7%
Obsidian Capital Partners, LP	1,807,492(5)	58.1%
Obsidian Capital Company, LLC	1,807,492(6)	58.1%
Diamond Investments, LLC	40,759(7)	1.3%
Durham Whitesell & Associates, LLC	543(7)	*
Fair Holdings, Inc.	241,039(7)	7.8%
James F. Cochran	—	—
DC Investments, LLC	—	—
Jonathan B. Swain	—	—

*
Represents beneficial ownership of less than one percent of the outstanding common stock.

(1)
This number represents shares which Black Rock has the right to acquire pursuant to verbal agreements with the other shareholders listed in this table.

(2)
Includes 159,362 shares of common stock directly owned by Mr. Durham; 40,759 shares held by Diamond Investments, LLC, for which Mr. Durham serves as Managing Member and for which shares Mr. Durham may be deemed to share voting and dispositive power; 1,807,492 shares of common stock over which Mr. Durham shares voting and dispositive power and that may be deemed to be beneficially owned by Mr. Durham due to his position as a managing member of Obsidian Capital Company, LLC, which is the general partner of Obsidian Capital Partners, LP, which directly owns such shares; 241,039 shares of common stock over which Mr. Durham shares voting and dispositive power and that may be deemed to be beneficially owned by Mr. Durham due to his position as an executive officer and stockholder of Fair Holdings which directly owns such shares; and 543 shares of common stock over which Mr. Durham shares voting and dispositive power and that may be deemed to be beneficially owned by Mr. Durham due to his position as a managing member of Durham Whitesell and Associates, LLC, which directly owns such shares.

(3)
Includes 137,717 shares of common stock directly owned by Mr. Whitesell; 1,807,492 shares of common stock over which Mr. Whitesell shares voting and dispositive power and that may be deemed to be beneficially owned by Mr. Whitesell due to his position as a managing member of Obsidian Capital Company, LLC, which is the general partner of Obsidian Capital Partners, LP, which directly owns such shares; and 543 shares of common stock over which Mr. Whitesell shares voting and dispositive power and that may be deemed to be beneficially owned by Mr. Whitesell due to his position as a managing member of Durham Whitesell and Associates, LLC, which directly owns such shares.

(4)
Includes 16,374 shares of common stock directly owned by Mr. Osler; and 1,807,492 shares of common stock over which Mr. Osler shares voting and dispositive power and that may be deemed to be beneficially owned by Mr. Osler due to his position as a managing member of Obsidian Capital Company, LLC, which is the general partner of Obsidian Capital Partners, LP, which directly owns such shares.

(5)
Consists of 1,807,492 shares of common stock directly owned by Obsidian Capital Partners, LP. Voting and dispositive power over the shares may be deemed to be held by Obsidian Capital Partners, Obsidian Capital Company, LLC (the general partner of Obsidian Capital Partners, LP), and the managing members of Obsidian Capital Company LLC, which include Messrs. Durham, Whitesell and Osler.

(6)
Consists of 1,807,492 shares of common stock owned by Obsidian Capital Partners, LP. Obsidian Capital Company, LLC is the general partner of Obsidian Capital Partners, LP and may be deemed to beneficially own and share voting and dispositive power with respect to the shares of common stock held by Obsidian Capital Partners, LP.

(7)
All shares directly owned.

Prior Purchases of Obsidian Common Stock

        In the 60 days prior to the date of this transaction statement, the persons other than the Filing Persons named in Schedule I to the transaction statement, Obsidian, the executive officers and directors of Obsidian, the pension, profit-sharing or similar plans of Obsidian, and the affiliates of Obsidian have not engaged in any transaction with respect to shares of Obsidian common stock.

        In the two years prior to the date of this transaction statement, none of the Filing Persons purchased shares of Obsidian common stock, except as disclosed below:

Name	Number of Securities	Date of Transaction	Total Amount Paid	Method of Payment
Timothy Durham	100	February 19, 2004	$1,400	Cash/Brokerage Account
Timothy Durham	5,000	May 28, 2004	$24,325	Cash/Brokerage Account
Timothy Durham	3,000	June 2, 2004	$25,818	Cash/Brokerage Account
Diamond Investments, LLC	2,000	June 4, 2004	$16,733	Cash/Brokerage Account
Diamond Investments, LLC	1,500	June 8, 2004	$10,419	Cash/Brokerage Account
Diamond Investments, LLC	1,000	June 9, 2004	$9,140	Cash/Brokerage Account

OUR PLANS AND PROPOSALS FOR THE COMPANY

        The Filing Persons currently expect that, following the merger, the business and operations of Obsidian will be conducted by Obsidian substantially as they are currently being conducted. The Filing Persons intend to evaluate the business and operations of Obsidian on an ongoing basis with a view to maximizing its potential, and will take such actions as are deemed appropriate by management and the Board of Directors under the circumstances and market conditions then existing. The Filing Persons intend to cause Obsidian to apply to terminate the registration of Obsidian's common stock under Section 12(g)(4) of the Exchange Act following the merger, which would result in the suspension of Obsidian's duty to file reports pursuant to the Exchange Act. Additionally, the Filing Persons anticipate that Obsidian's common stock will cease to be quoted on the OTC Bulletin Board.

        The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of Obsidian's businesses. Additionally, the Filing Persons do not currently contemplate any material change in the composition of Obsidian's current management.

        Except as otherwise described in this transaction statement, Obsidian has not, and the Filing Persons have not, as of the date of this transaction statement, approved any specific plans or proposals for:

  •
  any extraordinary corporate transaction or change in corporate structure involving Obsidian other than the completion of the merger;

  •
  any sale or transfer of a material amount of assets currently held by Obsidian after the completion of the merger;

  •
  any changes in Obsidian's Certificate of Incorporation or Bylaws;

  •
  any change in the Board of Directors or management of Obsidian; or

  •
  any material change in Obsidian's dividend policy, indebtedness, capitalization, corporate structure or business.

FEES AND EXPENSES; FINANCING OF THE TRANSACTIONS

        The Filing Persons estimate that the going private transaction will result in the following fees and expenses, which will be paid with a loan from Mr. Durham, as described in more detail below.

Fees to Goelzer Investment Banking in connection with fairness opinion	$100,000.00
Legal fees	100,000.00
Accounting fees	10,000.00
Printing and mailing costs	25,000.00
Fees paid by Black Rock Acquisition to Obsidian Enterprises for services of CFO	20,000.00
Purchases of shares of Obsidian common stock	1,306,187.00

Total	$1,561,187.00

In order to finance costs and expenses associated with the going private transaction, Black Rock Acquisition has entered into a Term Loan Agreement and Promissory Note (the "Loan Agreement") with Diamond Investments, LLC ("Diamond"), an entity which is a personal investment vehicle for Mr. Durham. Pursuant to the Loan Agreement, Black Rock Acquisition may borrow up to $255,000.00 from Diamond. The loan is non-recourse and unsecured. The loan will bear interest at a rate of 6% per annum and the loan matures and is due in full on June 16, 2007. Although the loan may be prepaid at any time without premium or penalty, no payment is required to be made until the maturity date. In addition to amounts provided under the Loan Agreement, the going private transaction will be financed by Black Rock Acquisition's call of a subscription of Diamond to purchase up to 706,047 shares of the common stock of Black Rock Acquisition at a cost of $1.85 per share, all in accordance with the terms of a Subscription Agreement entered into by Diamond and Black Rock Acquisition. At this time, the Filing Persons intend to cause Black Rock Acquisition to call the subscription in an amount equal to the number of shares of Obsidian common stock which Black Rock Acquisition purchases for cash in privately negotiated transactions and in connection with the merger. All other costs and expenses will be financed through the loans provided under the Loan Agreement.

Use of Employees and Corporate Assets

        Mr. Rick Snow, the Chief Financial Officer of the Company has assisted the Filing Persons in the preparation of this transaction statement. Mr. Snow has not received any compensation for this assistance, although Black Rock Acquisition intends to reimburse the Company for the use of his time, which is currently estimated to be valued at $20,000.00.

OTHER INFORMATION

        The Company files annual, quarterly and current reports with the Securities and Exchange Commission. You may read and copy any reports that Obsidian files with the Commission at the Commission's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee by writing to the Commission's Public Reference Room. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room in Washington, D.C. and other locations. The Company's filings with the Commission are also available to the public from commercial document retrieval services and at the Commission's website (www.sec.gov).

ANNEX A
FAIRNESS OPINION

June 30, 2005

Board of Directors
Black Rock Acquisition Corporation
Attn: Mr. Timothy S. Durham
111 Monument Circle, 48th Floor
Indianapolis, IN 46204

Members of the Board:

        You have requested Goelzer Investment Banking ("Goelzer") provide a fairness opinion ("Opinion"), from a financial point of view, of the cash consideration to be received by the unaffiliated shareholders of Obsidian Enterprises, Inc. ("Obsidian" or the "Company") in connection with the acquisition by Black Rock Acquisition Corporation ("Black Rock") of Obsidian through the merger of Black Rock and Obsidian ("Transaction"). The terms of the Transaction, which have been presented to Goelzer by the Directors of Black Rock and its advisors, provide that for each share of Obsidian common stock held immediately prior to the merger, stockholders will receive $1.85 in cash.

        It should be noted that Goelzer has not rendered any investment banking services to Black Rock or Obsidian in the past, nor has it acted as an advisor to principals, shareholders or key management in the past. For the purpose of this opinion, Goelzer has undertaken analyses, investigations and interviews deemed necessary and relevant. In the course of such activities Goelzer has among other things:

1.
Conducted detailed interviews with Rick Snow, Chief Financial Officer, and Terry Whitesell, Chief Operating Officer, concerning the Company's history and operating record, the nature of the markets served, competitive situation, financial condition, recent performance and current outlook;

2.
Conducted detailed interviews and toured facilities of each operating subsidiary of the Company: Danzer Industries, Inc. ("Danzer"), Classic Manufacturing, Inc. ("Classic"), U.S. Rubber and Reclaiming, Inc. ("US Rubber"), United Expressline, Inc. ("United"), Pyramid Coach, Inc. ("Pyramid") and Obsidian Leasing, Inc. ("Obsidian Leasing");

3.
Analyzed trading data (stock price and volume trends) of the Company's Common Shares for a period of one year and the most recent six months and analyzed the stock's price performance relative to appropriate indices over same time period as provided by Bloomberg Analytics and Yahoo! Finance;

4.
Reviewed the Company's filings under the Securities Exchange Act of 1934 including the latest Form 10-K, Form 10-Q and Form 13E-3 (in draft form);

5.
Reviewed resolutions of the Board of Directors of Black Rock regarding the transaction;

6.
Reviewed audited financial statements for the years 1999 - 2004 as available;

7.
Analyzed current forecasts for each operating subsidiary provided by the CFO of Obsidian;

8.
Reviewed internally prepared annual reports for certain operating companies in the years prior to their acquisition by Obsidian;

9.
Conducted a search using Bloomberg Analytics in order to find publicly traded companies which could be used as reasonable comparables in determining the fair value of the Company;

10.
Conducted a search for merger and acquisition transactions involving both publicly traded and privately held corporations within similar industries to Obsidian's subsidiary companies using several large proprietary databases (including Mergerstat and World M&A Network's Done Deals, Pratt Stats, and BizComps);

11.
Performed such other studies, analyses and investigations as deemed appropriate.

        In rendering this Opinion, Goelzer has relied on the accuracy and completeness of the information furnished and has not attempted to independently verify such information nor has Goelzer made or caused to be made any independent evaluation of the assets of the Company. In reaching its conclusions Goelzer also relied in part upon discussions with the Chief Operating Officer and Chief Financial Officer that no insider trades involving the Company common stock have occurred over the course of the previous six months, nor has the Company received any legitimate offers for the Company or its assets nor attempted to sell off any significant assets.

VALUATION CONCLUSION

        In preparing its opinion, Goelzer conducted a valuation analysis of Obsidian, including only those operations that are wholly owned by Obsidian while excluding the operating entities that are owned by related parties and reported in the consolidated SEC filings. Goelzer's analysis of Obsidian included the operations of the parent company as well as Danzer, United, U.S. Rubber, Classic, Pyramid, and Obsidian Leasing. In order to segregate these operating companies from the consolidated SEC filings for Obsidian, Goelzer worked with the CFO of Obsidian and was provided with separate detailed audited financial statements for each of the operating companies.

        Goelzer has been requested by the Board of Directors of Black Rock to render its opinion with respect to the fairness, from a financial point of view, to Black Rock's Board of Directors of the cash offer to the Company's unaffiliated stockholders in the Transaction. Goelzer has not been requested to opine as to, and its opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the proposed Transaction, nor does it constitute a recommendation to any shareholder.

        Goelzer was not asked to opine and does not express any opinion as to (a) the tax or legal consequences of the Transaction; (b) the realizable value of Obsidian's common stock or the prices at which Obsidian's common stock may trade; (c) the realizable value of Black Rock common stock; and (d) the fairness of any aspect of the Transaction not expressly addressed in this fairness opinion.

        Based upon the foregoing, it is Goelzer's opinion that the proposed cash consideration of $1.85 per share to be received by unaffiliated shareholders in connection with the merger is fair from a financial point of view. This opinion was requested by Mr. Timothy S. Durham, Incorporator of Black Rock on behalf of the Board of Directors of Black Rock in connection with the Transaction described above. This opinion has been delivered to the Board of Directors of Black Rock and may only be relied upon by the Board of Directors of Black Rock and its advisors in connection with this Transaction, and may not be relied upon for any other purpose or by any other party, including the Company, its Board of Directors, for any purpose whatsoever and may not be shared with or delivered to any party except the Board of Directors of Black Rock without the expressed written consent of Goelzer.

Respectfully submitted,

/s/ GOELZER INVESTMENT BANKING

Schedule I
Filing Persons

        Each Filing Person and of each of the partners in any general partnership, each general partner of a limited partnership, each person controlling the partner or member, each executive officer, director, controlling person of a corporation ("Controllers");

        Unless otherwise indicated, the principal business address and principal business telephone number of each of the persons and entities listed on this Schedule I is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204, (317) 237-4122.

Black Rock Acquisition Corporation ("Black Rock Acquisition"):

1.
Executive Officers and Directors:
a.
Timothy S. Durham, Chairman of the Board, President and Chief Executive Officer. Information regarding Mr. Durham is provided below.

b.
Jonathan Swain, Director. Mr. Swain is a citizen of the United States. Mr. Swain's principal business telephone number is (317) 237-5136. Since 1999, Mr. Swain has been the owner and Business Consultant of Swain Capital Management, which manages investments and property. Mr. Swain is also the Director of Corporate Development for Fair Holdings, Inc.

2.
Other Controlling Persons: Black Rock Acquisition is controlled by its stockholders. Obsidian Capital Partners, LP will be the majority stockholder of Black Rock Acquisition. Additionally, each of the persons listed on this schedule will be a Black Rock Acquisition stockholder.

Mr. Timothy S. Durham.    Mr. Durham is a citizen of the United States. Since 2001, Mr. Durham has served as the Chairman and Chief Executive Officer of Obsidian Enterprises, Inc. and is also the Chairman and Chief Executive Officer of Black Rock Acquisition. Since April, 2000, he has also served as a Managing Member and Chief Executive Officer of Obsidian Capital Company LLC, which is the general partner of Obsidian Capital Partners, LP, a major stockholder of the Company. Beginning in 1998, Mr. Durham founded and maintained a controlling interest in several investment funds, including Durham Capital Corporation, Durham Hitchcock Whitesell and Company LLC, Durham Whitesell & Associates, LLC, Fair Holdings, Inc. and Diamond Investments, LLC.

Mr. Terry G. Whitesell.    Mr. Whitesell is a citizen of the United States. Mr. Whitesell has served as the President and Chief Operating Officer and as a director of Obsidian Enterprises, Inc. since June 2001. Beginning in 1998, Mr. Whitesell co-founded several entities with Mr. Durham, including Obsidian Capital Company, LLC, Durham Hitchcock Whitesell and Company LLC, and Durham Whitesell & Associates, LLC. Mr. Whitesell also is a Managing Member of Obsidian Capital Company LLC.

Mr. Jeffrey W. Osler.    Mr. Osler is a citizen of the United States. Mr. Osler has served as the Senior Vice President, Secretary and Treasurer and as a director of the Company since June 2001. He also is a Managing Member of Obsidian Capital Company LLC, has served as Senior Vice President at Durham Whitesell & Associates, LLC and Durham Capital Corporation since September 1998, and has acted as Secretary and Treasurer of Fair Holdings, Inc. since 2001.

Obsidian Capital Partners, LP (the "Partnership").    The Partnership is a Delaware limited partnership principally engaged in the business of investing in small and middle market companies in basic industries, such as manufacturing, distribution and services.

  1.
  General Partner: Obsidian Capital Company, LLC ("OCC") is an Indiana limited liability company. OCC is the general partner of the Partnership and is a leveraged buyout fund that specializes in buying controlling positions in middle market companies.

I-1

2.
Managing Members of OCC: The Managing Members of OCC are Messrs. Durham, Whitesell and Osler.

Diamond Investments, LLC ("Diamond").    Diamond is an Indiana limited liability company. Diamond is the personal investment vehicle of Timothy S. Durham and certain members of his immediate family. Mr. Durham is the Managing Member and has majority ownership interest in and voting control of Diamond.

Durham Whitesell & Associates, LLC ("DWA").    DWA is an Indiana limited liability company that engages principally in investing. Messrs. Durham and Whitesell are the Managing Members of DWA.

Fair Holdings, Inc. ("Fair").    Fair Holdings is an Ohio corporation that engages principally in general financing. Obsidian Enterprises, Inc. has historically financed its losses and certain third-party debt repayments with DC Investments, LLC ("DC Investments"), the parent company of Fair, and through Fair, entities controlled by Mr. Durham. As of April 30, 2005, total debt outstanding to DC Investments and Fair Holdings was $27,166.

  1.
  Stockholders: DC Investments is the sole stockholder of Fair. DC Investments is controlled by Mr. Durham. The executive officers of DC Investments are Mr. Durham, Chairman and Chief Executive Officer, James F. Cochran, President, and Jeffrey W. Osler, Secretary and Treasurer. The managing members of DC Investments are Messrs. Durham and Cochran.

  2.
  Executive Officers: Since Mr. Durham co-purchased Fair in 2001 with Mr. Cochran, he has served as the Chairman and Chief Executive Officer. Additional information regarding Mr. Durham is provided above. Mr. Swain has served as the Director of Corporate Development for Fair since 2002. Additional information regarding Mr. Swain is provided above.

    Mr. Cochran is a citizen of the United States. Since Mr. Cochran co-founded Fair in 2001 with Mr. Durham, he has served as the President. Prior to his employment with Fair, Mr. Cochran was a principle of Crown Financial, Inc., a company that specializes in commercial and retail equipment financing and leasing.

    Mr. Osler has served as the Secretary and Treasurer of Fair since 2001. Additional information regarding Mr. Osler is provided above.

  3.
  Directors: Messrs. Durham and Cochran serve as the members of the Board of Directors of Fair.

I-2

Schedule II
Section 262 of the Delaware
General Corporation Law—Appraisal Rights Statute

§ 262. Appraisal rights.

  (a)
  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b)
  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

  (1)
  Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

  (2)
  Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

  (a)
  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

  (b)
  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

  (c)
  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

  (d)
  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

  (1)
  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (e)
  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (f)
  Appraisal rights shall be perfected as follows:

  (1)
  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

  (2)
  If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (g)
  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (h)
  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (i)
  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (j)
  After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

  (k)
  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (l)
  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (m)
  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (n)
  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

TRANSACTION STATEMENT

ITEM 1.    SUMMARY TERM SHEET

See "Summary Term Sheet."

ITEM 2.    SUBJECT COMPANY INFORMATION

  (a)
  Name and address. Obsidian Enterprises, Inc. has its principal executive offices at 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. The Company's telephone number is (317) 237-4122.

  (b)
  Securities. The securities which are the subject of this Rule 13e-3 transaction are shares of Obsidian's common stock, $0.0001 par value, of which there were 3,109,333 shares issued and outstanding as of June 10, 2005.

  (c)
  Trading market and price. See "Information About the Company—Market for Obsidian's Common Stock."

  (d)
  Dividends. The Company has not paid any dividends with respect to the shares at any time during the past two years. There are no restrictions on Obsidian's current or future ability to pay dividends on its common stock.

  (e)
  Prior public offerings. The Company has not made an underwritten public offering of its securities for cash during the past three years.

  (f)
  Prior stock purchases. See "Information About Us—Prior Purchases of Obsidian Common Stock."

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

        See Schedule I and "Information About Us."

ITEM 4.    TERMS OF THE TRANSACTION

        See "Description of the Transaction" and "Special Factors."

ITEM 5.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

  (a)
  Transactions. None

  (c)
  Significant corporate events. None

  (d)
  Negotiations or contacts. None

  (e)
  Agreements involving Obsidian's securities. None

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        See "Special Factors—Purposes" and "Our Plans and Proposals for the Company."

ITEM 7.    PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

        See "Special Factors—Purposes, Alternatives, Reasons and Effects of the Transaction."

i

ITEM 8.    FAIRNESS OF THE TRANSACTION

        See "Special Factors—Fairness of the Transaction."

ITEM 9.    REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

        See "Special Factors—Reports, Opinions and Appraisals."

ITEM 10.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        See "Fees and Expenses; Financing of the Transactions."

ITEM 11.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        See "Information About Us—Prior Purchases of Obsidian Common Stock."

ITEM 12.    THE SOLICITATION OR RECOMMENDATION.

        Not applicable.

ITEM 13.    FINANCIAL STATEMENTS

  (a)
  Financial Information. See "Summary Financial Information."

  (b)
  Pro Forma Information. Not applicable.

ITEM 14.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

  (a)
  Solicitations or recommendations. There are no persons or classes of persons who are directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Merger.

  (b)
  Employees and corporate assets. See "Fees and Expenses; Financing of the Transactions—Use of Employees and Corporate Assets."

ITEM 15.    ADDITIONAL INFORMATION

        Not applicable

ITEM 16.    EXHIBITS.

Exhibit Number	Description
(a)	Transaction statement to be mailed to shareholders of Obsidian Enterprises, Inc. (incorporated by reference to the transaction statement filed in the forepart of this Schedule 13E-3).
(b)(1)	Term Loan Agreement and Promissory Note by and between Diamond Investment, LLC and Black Rock Acquisition Corporation, dated June 16, 2005.
(b)(2)	Subscription Agreement by and between Diamond Investments, LLC and Black Rock Acquisition Corporation, dated June 16, 2005.
(c)(1)	Fairness Opinion of Goelzer Investment Banking, dated June 30, 2005 (incorporated by reference to Annex A to the transaction statement).
(c)(2)	Report of Goelzer Investment Banking delivered to the Board of Directors of Black Rock Acquisition Corporation on June 30, 2005.
(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule II to the transaction statement).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2005	BLACK ROCK ACQUISITION CORP.
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Chairman and Chief Executive Officer
Date: July 6, 2005	/s/ TIMOTHY S. DURHAM Timothy S. Durham
Date: July 6, 2005	/s/ TERRY G. WHITESELL Terry G. Whitesell
Date: July 6, 2005	/s/ JEFFREY W. OSLER Jeffrey W. Osler
Date: July 6, 2005	OBSIDIAN CAPITAL PARTNERS, LP
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Managing Member
Date: July 6, 2005	DIAMOND INVESTMENTS, LLC
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Managing Member
Date: July 6, 2005	FAIR HOLDINGS, INC.
	By:	/s/ TIMOTHY S. DURHAM
	Printed:	Timothy S. Durham
	Title:	Chairman and Chief Executive Officer

QuickLinks

CALCULATION OF FILING FEE
RULE 13E-3 TRANSACTION STATEMENT TABLE OF CONTENTS
SUMMARY TERM SHEET
INTRODUCTION
Debt Schedule
APPRAISAL RIGHTS OF DISSENTING STOCKHOLDERS
INFORMATION ABOUT THE COMPANY
SUMMARY FINANCIAL INFORMATION
Operating Data
Balance Sheet Data
INFORMATION ABOUT US
OUR PLANS AND PROPOSALS FOR THE COMPANY
FEES AND EXPENSES; FINANCING OF THE TRANSACTIONS
OTHER INFORMATION
SIGNATURE